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FIRST MINING COMPLETES $27 MILLION
NON-BROKERED PRIVATE PLACEMENT

August 8, 2016

VANCOUVER, BC, CANADA – First Mining Finance Corp. (“First Mining” or the “Company”) is pleased to announce that it has completed its previously announced non-brokered private placement financing of 33,750,000 units (“Units”) at a price of $0.80 per unit, raising gross proceeds of $27,000,000 (the “Private Placement”).

Each Unit issued under the Private Placement consists of one common share of First Mining and one-half of a common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of First Mining at $1.10 for a period of 36 months from the date of closing of the Private Placement.

All securities issued in connection with the Private Placement are subject to a Canadian statutory hold period of four months and one day from the date of closing of the Private Placement. In addition, securities issued to United States accredited investors in connection with the Private Placement are subject to the applicable hold periods required under United States securities laws. As the Private Placement was conducted on a non-brokered basis, no finders’ fees were paid by the Company in connection with the Private Placement. Certain directors and officers of the Company subscribed for an aggregate of 1,139,659 Units in the Private Placement.

Keith Neumeyer, Chairman of First Mining, states: “We are very pleased with the incredible level of interest we received in this financing which is yet another milestone in the rapid growth of the Company. With this financing, First Mining is now in a very strong financial position, with cash on hand of approximately $37.3 million. We welcome the new shareholders to our Company, including various institutional shareholders. The addition of capital to the Company allows us to generate internal value from our projects while at the same time allows us to pursue additional accretive acquisitions.”

The Company intends to use the proceeds of the Private Placement for potential future property acquisitions, economic studies and resource estimates on the Company’s current projects, and for general working capital and corporate purposes.

Corporate Update

Further to the Company’s news release of July 12, 2016, First Mining has issued 820,437 common shares to First Majestic Silver Corp. (“First Majestic”) in connection with the settlement of the debt owed by a wholly-owned subsidiary of First Mining to First Majestic. The shares issued pursuant to the debt settlement are subject to a four-month hold period which will expire on the date that is four months and one day from the issue date of such shares.

Following this share issuance, the remaining debt of approximately US$675,000 will be paid in cash by First Mining to First Majestic in twelve equal monthly installments in accordance with the terms of the debt settlement agreement. The first of these payments was made at the end of July 2016, and the last payment will be made at the end of June 2017.

In addition, First Mining has issued an aggregate of 973,996 common shares and paid approximately $230,000 in cash to Haywood Securities Inc. as payment of a finder’s fee due in connection with its recent acquisition of Tamaka Gold Corporation.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. The Company currently holds a portfolio of 28 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824, or visit our website at www.firstminingfinance.com.

ON BEHALF OF THE BOARD OF
FIRST MINING FINANCE CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating to the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this news release relate to, among other things the intended use of proceeds of the Private Placement, the development of the Company’s mineral projects and the completion of future acquisitions. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, management’s discretion to re-allocate the proceeds of the Private Placement; risks related to the integration of acquisitions or the failure to find future attractive acquisition targets; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined and other risks of the mining industry. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, First Mining does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.